United National Film Corporation

                                  211 West Wall
                              Midland, Texas 79701

                                  432-682-1761


June 14, 2006

Mr. Brian Bhandari
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE: PCAOB Letter/File Number 033-25350-FW

Dear Mr. Bhandari:

I am responding to your letter of the 13th of June 2006 in regard to our previous auditors, Sherb & Co. LLP ("Sherb"). To this date we have never received a resignation of Sherb, therefore we did not file an Item 4.01 Form 8-K. Upon the receipt of your letter I have addressed the matter and the filing has been completed.

In regard to the question of the Forms10-QSB for the fiscal quarters from September 30, 2003 to March 31, 2006; the forms were all reviewed by an independent registered public accountant. Previous Management engaged and prepaid Sherb to prepare the audits, however, made no provision or payment for the review of the Form 10-QSBs. Sherb was unfortunately unaware that current management had engaged a Registered CPA Firm with which our management had a previous history to review the filings in question.

Please contact me should you have any additional questions.

Sincerely,


/s/ Glenn A. Little
----------------------------
Glenn A. Little
President